Exhibit 99.1

NEWS RELEASE

Fortuna intersects 0.96 g/t gold over 350 meters at the Lindero Mine, Argentina

Vancouver, British Columbia, October 20, 2026: Fortuna Mining Corp. (NYSE: FSM | TSX: FVI) is pleased to report results from infill drilling designed to test open mineralization at depth and upgrade Inferred Mineral Resources below the current life-of-mine (“LOM”) pit design of the gold porphyry deposit at the Lindero Mine in Argentina. The results confirm that gold mineralization extends significantly below the current reserve pit design.

Eric Chapman, Senior Vice President of Technical Services, commented, “The 2026 infill drilling program returned multiple intersections with gold grades consistent with or higher than the corresponding grades estimated in the block model.” Mr. Chapman added, “We are incorporating the drill results into an updated block model and pit design, targeted for completion by year-end. This work will support a revised LOM plan and an updated Mineral Reserve estimate for Lindero, incorporating both the upgraded gold mineralization and existing Indicated Mineral Resources currently located below the pit.” Mr. Chapman concluded, “This zone remains open at depth.”

Lindero Mine Drilling highlights

LDH-259:	0.85 g/t Au	over a drilled length of 236 meters from surface
LDH-260:	0.98 g/t Au	over a drilled length of 281 meters from surface
LDH-261:	1.05 g/t Au 2.35 g/t Au 0.72 g/t Au 2.07 g/t Au 5.52 g/t Au 3.95 g/t Au

over a drilled length of 143 meters from surface, including

over a drilled length of 10 meters from 17 meters

over a drilled length of 149.6 meters from 149 meters, including over a drilled length of 4 meters from 163 meters, and

over a drilled length of 2 meters from 205 meters, and

over a drilled length of 2 meters from 253 meters

LDH-262:	0.67 g/t Au	over a drilled length of 164 meters from 2 meters
LDH-265:	0.60 g/t Au	over a drilled length of 224 meters from surface
LDH-267:	0.70 g/t Au 2.79 g/t Au	over a drilled length of 263 meters from surface, including over a drilled length of 2 meters from 38 meters
LDH-271:	0.94 g/t Au	over a drilled length of 134 meters from 144 meters
LDH-272:	0.96 g/t Au 2.20 g/t Au 2.45 g/t Au 2.22 g/t Au

over a drilled length of 350 meters from surface, including

over a drilled length of 6 meters from 10 meters, and

over a drilled length of 4 meters from 302 meters, and

over a drilled length of 2 meters from 316 meters

LDH-273:	0.71 g/t Au 2.02 g/t Au	over a drilled length of 203 meters from 156 meters, including over a drilled length of 2 meters from 184 meters
LDH-286:	1.02 g/t Au 2.06 g/t Au	over a drilled length of 134 meters from surface, including over a drilled length of 13 meters from 0 meters
LDH-288:	0.56 g/t Au	over a drilled length of 254 meters from surface, including

Note: Gold mineralization at Lindero is circular in nature and associated with a porphyry intrusive; therefore, a specific azimuth or dip cannot be defined for reporting estimated true widths.

The 2026 drill program consisted of 31 diamond drilling (“DD”) holes, totalling 8,534 meters, having been extended from the initially planned 6,000-meter program due to the success from the initial holes. The program was designed with two objectives, firstly to upgrade Inferred Mineral Resources below the current LOM pit design in the south portion of the Lindero Deposit, where higher gold grade mineralization was identified at depth. Secondly, to obtain metallurgical samples to affirm projected recoveries in areas planned for mining in the next two years. The upgrade drilling successfully encountered higher than expected gold mineralization in several holes, such as, LDH-259 that intersected 0.85 g/t Au over 236 meters from surface, including 94 meters averaging 0.66 g/t Au below the current pit design (refer to Figure 1) and LDH-272 that intersected 0.96 g/t Au over 350 meters from surface, including 98 meters averaging 0.91 g/t Au below the pit design (refer to Figure 2). An updated Mineral Resource and Mineral Reserve estimate will be prepared for inclusion in the year-end consolidated report, planned for release in the first quarter of 2027.

Gold mineralization at the Lindero Deposit forms a circular body approximately 600 meters in diameter and extends vertically more than 300 meters below the current topographic surface. The distribution of gold mineralization shows a strong relationship to lithology, stockwork veinlets, and alteration assemblages. Higher gold grades of more than 1 g/t Au, characterized by native, free-milling gold, are commonly associated with sigmoidal quartz, quartz-magnetite-sulfide, biotite-magnetite-chalcopyrite, magnetite-chalcopyrite, and quartz-limonite–hematite stockworks that are strongly associated with K-feldspar alteration. This association is most common in the southern and eastern portions of the deposit, where the highest gold grades occur. Where one or more stockwork types are absent or fracturing is less intense, mineralization tends to be weaker and gold grades lower at approximately 0.4 g/t Au.

Figure 1: Lindero Mine cross section 2623075E showing drill hole LDH-259

Figure 2: Lindero Mine cross section 7226125N showing drill hole LDH-272

Quality Assurance & Quality Control (QA - QC)

All drilling data completed by the Company utilized the following procedures and methodologies. All drilling was carried out under the supervision of the Company’s personnel.

All DD holes started with HQ sized diameter, before reducing to NQ diameter diamond drill bits on intersecting fresh rock. The core was logged, marked up for sampling using standard lengths of two meters or to a geological boundary. Samples were then cut into equal halves using a diamond saw. One half of the core was left in the original core box and stored in a secure location at the Company core yard at the project site. The other half was sampled, catalogued, and placed into sealed bags and securely stored at the site until shipment.

All DD samples were transported by commercial transport to ALS Patagonia S.A. preparation laboratory in Mendoza, Argentina. Sample pulps prepared by ALS Patagonia were then transported via commercial courier to ALS’s facility in Lima, Peru. Routine gold analysis using a 30-gram charge and fire assay with an atomic absorption finish was completed for all samples at ALS’s Lima laboratory plus ME-ICP61, analysis of 34 elements four acid ICP-AES. Samples returning assays >10 ppm Au were reanalysed using a 30-gram charge and fire assay with a gravimetric finish. Quality control procedures included the systematic insertion of blanks, duplicates and sample standards into the sample stream. In addition, ALS inserted their own quality control samples.

Qualified Person

Eric Chapman, Senior Vice President, Technical Services for Fortuna Mining Corp., is a Professional Geoscientist registered with Engineers and Geoscientists British Columbia (Registration No. 36328). Mr. Chapman has reviewed and approved the scientific and technical information contained in this news release. Mr. Chapman has verified the data disclosed, including the sampling, analytical and test data underlying the information or opinions contained herein by reviewing geochemical and geological databases and reviewing diamond drill core. There were no limitations to the verification process.

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with three operating mines in Argentina, Côte d’Ivoire, and Peru, and the feasibility-stage Diamba Sud Gold Project in Senegal. Our exploration portfolio spans our operating jurisdictions as well as Guinea and Guyana. Sustainability is at the core of our operations and stakeholder relationships. We produce gold and silver while creating long-term shared value through efficient production, environmental stewardship, and social responsibility. For more information, please visit our website at www.fortunamining.com

ON BEHALF OF THE BOARD

Jorge A. Ganoza

CEO and Director

Fortuna Mining Corp.

Investor Relations:

Carlos Baca | info@fmcmail.com | fortunamining.com | X | LinkedIn | YouTube | Instagram | TikTok

Forward looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release include, without limitation, statements regarding exploration at the Lindero Mine, including the plans to incorporate the drill results into an updated block model and pit design, targeted by the end of 2026 which are intended to support a revised life of mine plan and an updated Mineral Reserve estimate for the Lindero Mine; statements that an updated Mineral Resource and Mineral Reserve estimate is intended to be prepared for inclusion in the year-end consolidated report, planned for release in the first quarter of 2027; statements that the zone drilled remains open at depth; statements about the Company’s business strategies, plans and outlook; the Company’s plans for its mines and mineral properties; changes in general economic conditions and financial markets; the impact of inflationary pressures on the Company’s business and operations; the future results of exploration activities; expectations with respect to metal grade estimates and the impact of any variations relative to metals grades experienced; assumed and future metal prices; the merit of the Company’s mines and mineral properties; and the future financial or operating performance of the Company. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “proposed”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “anticipated”, “estimated”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, operational risks associated with mining and mineral processing; uncertainty relating to Mineral Resource and Mineral Reserve estimates; uncertainty relating to capital and operating costs, production schedules and economic returns; risks relating to the Company’s ability to replace its Mineral Reserves; risks related to the conversion of Mineral Resources to Mineral Reserves; risks associated with mineral exploration and project development; uncertainty relating to the repatriation of funds as a result of currency controls; environmental matters including obtaining or renewing environmental permits and potential liability claims; uncertainty relating to nature and climate conditions; laws and regulations regarding the protection of the environment (including greenhouse gas emission reduction and other decarbonization requirements and the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada); risks associated with political instability and changes to the regulations governing the Company’s business operations; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business; risks associated with war, hostilities or other conflicts, such as the Ukrainian – Russian, and Israeli – Hamas and Iran – Israel and United States conflicts, and the impacts they may have on global economic activity; risks relating to the termination of the Company’s mining concessions in certain circumstances; developing and maintaining relationships with local communities and stakeholders; risks associated with losing control of public perception as a result of social media and other web-based applications; potential opposition to the Company’s exploration, development and operational activities; risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities; property title matters; risks related to the ability to retain or extend title to the Company’s mineral properties; risks relating to the integration of businesses and assets acquired by the Company; impairments; risks associated with climate change legislation; reliance on key personnel; adequacy of insurance coverage; operational safety and security risks; legal proceedings and potential legal proceedings; uncertainties relating to general economic conditions; risks relating to a global pandemic, which could impact the Company’s business, operations, financial condition and share price; competition; fluctuations in metal prices; risks associated with entering into commodity forward and option contracts for base metals production; fluctuations in currency exchange rates and interest rates; tax audits and reassessments; risks related to hedging; uncertainty relating to concentrate treatment charges and transportation costs; sufficiency of monies allotted by the Company for land reclamation; risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including, but not limited to, the accuracy of the Company’s current Mineral Resource and Mineral Reserve estimates; that the Company’s activities will be conducted in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company, its properties or its production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labor and contractor availability and other operating or technical difficulties); the duration and effect of global and local inflation; the duration and impacts of geo-political uncertainties on the Company’s production, workforce, business, operations and financial condition; the expected trends in mineral prices, inflation and currency exchange rates; that all required approvals and permits will be obtained for the Company’s business and operations on acceptable terms including for the construction of a mine at the Diamba Sud Project, and for the expansion of the processing plant and for the use of the underground mining method at the Séguéla Mine; that there will be no significant disruptions affecting the Company's operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events, or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Mineral Resources and Reserves

Technical disclosure regarding the Company’s properties included in this news release has been prepared in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. Canadian standards, including NI 43-101, differ from the requirements of the Securities and Exchange Commission, and information included herein may not be comparable to similar information disclosed by U.S. companies.

Appendix 1: Lindero Mine drill hole details and assay results

HoleID	Easting (POSGAR94_2)	Northing (POSGAR94_2)	Elev. (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth[2] From (m)	Depth[2] To (m)	Drilled[2] Width (m)	Au (ppm)
LDH-258	2623035	7226080	3748	269	98.51	-68.98	0	186	186	0.60
							194	252	58	0.53
						Including	198	202	4	2.37
LDH-259	2623080	7226050	3747	281	180	-90.0	0.0	236	236	0.85
LDH-260	2623025	7226090	3748	281	270	-75.0	0.0	281	281	0.98
LDH-261	2623029	7226090	3748	298.6	90	-76.0	0.0	143	143	1.05
						Including	17.0	27	10	2.35
							149.0	298.6	149.6	0.72
						Including	163.0	167	4	2.07
						Including	205.0	207	2	5.52
						Including	253.0	255	2	3.95
LDH-262	2623236	7226050	3748	230	0	-90.0	2.0	166	164	0.67
							178.0	192	14	0.59
							208.0	230	22	0.32
LDH-263	2623101	7226145	3804	341	180	-77.0	0.0	102	102	0.62
							134.0	288	154	0.60
						Including	172.0	174	2	4.68
						Including	194.0	196	2	2.46
						Including	204.0	208	4	2.69
							292.0	334	42	0.33
LDH-264	2622973	7226050	3787	299	270	-80.0	0.0	130	130	0.47
							134.0	168	34	0.37
							202.0	210	8	0.29
							246.0	278	32	0.28
							286.0	299	13	0.24
LDH-265	2623105	7226137	3804	362	270	-78.0	0.0	224	224	0.60
							262.0	272	10	0.31
							336.0	344	8	0.26
LDH-266	2623147	7226116	3796	302	270	-90.0	22.0	152	130	0.68
						Including	104.0	108	4	4.40
							182.0	242	60	0.36
							244.0	267	23	0.38
							269.0	281	12	0.34
							287.0	302	15	0.44
LDH-267	2622943	7226100	3793	263	270	-80.0	0.0	263	263	0.70
						Including	38.0	40	2	2.79
LDH-268	2622943	7226175	3800	251	0	-90.0	92.0	106	14	0.28
							116.0	134	18	0.32
							136.0	250	114	0.43
LDH-269	2622923	7226148	3798	380	90	-80.0	76.0	116	40	0.29
							118.0	156	38	0.35
							160.0	342	182	0.49
							344.0	368	24	0.27
LDH-270	2622897	7226111	3798	302	90	-80.0	0.0	106	106	0.47
							108.0	152	44	0.31
							154.0	204	50	0.33
							210.0	232	22	0.31
							244.0	294	50	0.45

HoleID	Easting (POSGAR94_2)	Northing (POSGAR94_2)	Elev. (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth[2] From (m)	Depth[2] To (m)	Drilled2 Width (m)	Au (ppm)
LDH-271	2622980	7226200	3803	407	0	-90.0	0.0	54	54	0.44
							108.0	142	34	0.40
							144.0	278	134	0.94
							284.0	356	72	0.75
LDH-272	2622912	7226124	3798	350	91.87	-74.29	0.0	350	350	0.96
						Including	10.0	16	6	2.20
						and	302.0	306	4	2.45
						and	316.0	318	2	2.22
LDH-273	2622942	7226224	3795	359	283.82	-88.98	28.0	38	10	0.26
							156.0	359	203	0.71
						Including	184.0	186	2	2.02
LDH-274	2622936	7226177	3799	380	351.05	-89.2	104.0	114	10	0.38
							122.0	248	126	0.40
							252.0	270	18	0.33
							278.0	290	12	0.42
							318.0	368	50	0.44
						Including	320.0	322	2	1.63
LDH-275	2623384	7226150	3796	257	270.73	-73.16	0.0	9	9	0.93
						Including	5.0	7	2	2.31
							17.0	203	186	0.53
							205.0	217	12	0.50
							223.0	257	34	0.75
LDH-276	2623340	7226235	3787	296	187.55	-79.03	0.0	19	19	0.30
							21.0	77	56	0.33
							83.0	117	34	0.29
							119.0	253	134	0.46
							263.0	296	33	0.69
LDH-277	2623259	7226184	3788	320	132.03	-88.9	0.0	30	30	0.36
							40.0	150	110	0.74
						Including	98.0	102	4	2.82
							158.0	186	28	0.32
							196.0	240	44	0.47
						Including	208.0	210	2	1.28
							298.0	320	22	0.30
LDH-278	2623280	7226222	3788	324	86.64	-79.73	0.0	53	53	0.55
							168.0	194	26	0.29
							196.0	234	38	0.43
							242.0	264	22	0.31
							304.0	324	20	0.28
LDH-279	2623300	7226221	3788	299	181.03	-77.19	0.0	22	22	0.35
							44.0	56	12	0.22
							62.0	80	18	0.28
							86.0	112	26	0.32
							124.0	208	84	0.42
							210.0	238	28	0.43
						Including	236.0	238	2	2.03
							244.0	260	16	0.33
							272.0	299	27	0.54

HoleID	Easting (POSGAR94_2)	Northing (POSGAR94_2)	Elev. (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth[2] From (m)	Depth[2] To (m)	Drilled[2] Width (m)	Au (ppm)
LDH-280	2623360	7226250	3787	113	247.99	-89.79	0.0	76	76	0.34
							82.0	113	31	0.28
LDH-281	2623377	7226202	3790	164	270	-70.0	0.0	77	77	0.38
							83.0	134	51	0.41
LDH-282	2623234	7226049	3756	299	0	-90.0	0.0	170	170	0.60
							178.0	226	48	0.41
							228.0	292	64	0.72
						Including	236.0	240	4	2.26
LDH-283	2622921	7226198	3796	290	270	-72.0	43.0	51	8	0.26
							55.0	65	10	0.42
							71.0	194	123	0.60
						Including	156	194	38	0.30
							206.0	230	24	0.61
LDH-284	2622889	7226350	3843	179	90	-70.0	0.0	179	179	0.67
LDH-285	2622990	7226400	3799	140	0	-90.0	0.0	139	139	0.58
LDH-286	2623049	7226389	3780	134	0	-90.0	0.0	134	134	1.02
						Including	0.0	13	13	2.06
LDH-287	2623161	7226378	3772	110	276.95	-73.19	10.0	24	14	0.34
							30.0	110	80	0.60
						Including	52.0	54	2	4.68
LDH-288	2623160	7226378	3772	254	317.52	-89.52	0.0	254	254	0.56

Notes:

1. EOH: End of hole

2. Depths and widths reported to nearest significant decimal place

3. Gold mineralization at Lindero is circular in nature and associated with a porphyry intrusive; therefore, a specific azimuth or dip cannot be defined for reporting estimated true widths

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